# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Osisko Development Corp., CIK 0001431852
CUSIP: 68828E809
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 1100 Avenue des Canadiens-de-Montreal, Suite 300, Montreal, Quebec Canada (A8), H3B 2S2
Date of event which requires filing of this statement: 11/07/2024
Filed by CIK 0001847739
Persons authorized to receive notices and communications: Condire Management, LP, Attn: Abby T. Gallivan, 1717 McKinney Ave., Suite 850, Dallas, Texas (TX), 75202, 214-871-6873

## Reporting persons
- Condire Management, LP (CIK 0001847739): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,813,940; sole dispositive power 0; shared dispositive power 13,813,940; aggregate amount beneficially owned 13,813,940 (9.9% of the class)
  Comment: (1) These shares are held (or issuable upon the exercise of warrants held) for the accounts of Condire Resource Master Partnership, LP, a Cayman Islands exempted limited partnership ("Condire Resource"), and Condire Alpha Partners, LP, a Texas limited partnership ("Condire Alpha"). Condire Management, LP, a Texas limited partnership ("Condire Management"), acts as investment manager to, and manages investment and trading accounts of, Condire Resource and Condire Alpha. As such, Condire Management may be deemed an indirect beneficial owner of securities held by Condire Resource and Condire Alpha.
  
  (2) Calculation is based upon (i) 136,580,233 Shares outstanding as of November 12, 2024, per the Management's Discussion and Analysis for the three and nine months ended September 30, 2024, filed by the Issuer with the SEC on November 13, 2024 and (ii) 1,697,451 Shares issuable upon the exercise of warrants held by Condire Resource and Condire Alpha, which are subject to a "blocker" agreement that limits the combined shareholdings of Condire Resource, Condire Alpha and their affiliates in the Issuer to less than 10% of the then-outstanding common shares of the Issuer.
- Condire Management GP Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,813,940; sole dispositive power 0; shared dispositive power 13,813,940; aggregate amount beneficially owned 13,813,940 (9.9% of the class)
  Comment: (1) These shares are held (or issuable upon the exercise of warrants held) for the accounts of Condire Resource Master Partnership, LP, a Cayman Islands exempted limited partnership ("Condire Resource"), and Condire Alpha Partners, LP, a Texas limited partnership ("Condire Alpha"). Condire Management, LP, a Texas limited partnership ("Condire Management"), acts as investment manager to, and manages investment and trading accounts of, Condire Resource and Condire Alpha. Condire Management GP Holdings, LLC, a Texas limited liability company ("Condire Management GP"), serves as the general partner of Condire Management. As such, Condire Management GP may be deemed an indirect beneficial owner of securities held by Condire Resource and Condire Alpha.
  
  (2) Calculation is based upon (i) 136,580,233 Shares outstanding as of November 12, 2024, per the Management's Discussion and Analysis for the three and nine months ended September 30, 2024, filed by the Issuer with the SEC on November 13, 2024 and (ii) 1,697,451 Shares issuable upon the exercise of warrants held by Condire Resource and Condire Alpha, which are subject to a "blocker" agreement that limits the combined shareholdings of Condire Resource, Condire Alpha and their affiliates in the Issuer to less than 10% of the then-outstanding common shares of the Issuer.
- Ryan E. Schedler: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,813,940; sole dispositive power 0; shared dispositive power 13,813,940; aggregate amount beneficially owned 13,813,940 (9.9% of the class)
  Comment: (1) These shares are held (or issuable upon the exercise of warrants held) for the accounts of Condire Resource Master Partnership, LP, a Cayman Islands exempted limited partnership ("Condire Resource"), and Condire Alpha Partners, LP, a Texas limited partnership ("Condire Alpha"). Condire Management, LP, a Texas limited partnership ("Condire Management"), acts as investment manager to, and manages investment and trading accounts of, Condire Resource and Condire Alpha. Condire Management GP Holdings, LLC, a Texas limited liability company ("Condire Management GP"), serves as the general partner of Condire Management, and Ryan E. Schedler is a managing member of Condire Management GP. As such, Mr. Schedler may be deemed an indirect beneficial owner of securities held by Condire Resource and Condire Alpha.
  
  (2) Calculation is based upon (i) 136,580,233 Shares outstanding as of November 12, 2024, per the Management's Discussion and Analysis for the three and nine months ended September 30, 2024, filed by the Issuer with the SEC on November 13, 2024 and (ii) 1,697,451 Shares issuable upon the exercise of warrants held by Condire Resource and Condire Alpha, which are subject to a "blocker" agreement that limits the combined shareholdings of Condire Resource, Condire Alpha and their affiliates in the Issuer to less than 10% of the then-outstanding common shares of the Issuer.
- Bradley J. Shisler (CIK 0001510084): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,813,940; sole dispositive power 0; shared dispositive power 13,813,940; aggregate amount beneficially owned 13,813,940 (9.9% of the class)
  Comment: (1) These shares are held (or issuable upon the exercise of warrants held) for the accounts of Condire Resource Master Partnership, LP, a Cayman Islands exempted limited partnership ("Condire Resource"), and Condire Alpha Partners, LP, a Texas limited partnership ("Condire Alpha"). Condire Management, LP, a Texas limited partnership ("Condire Management"), acts as investment manager to, and manages investment and trading accounts of, Condire Resource and Condire Alpha. Condire Management GP Holdings, LLC, a Texas limited liability company ("Condire Management GP"), serves as the general partner of Condire Management, and Bradley J. Shisler is a managing member of Condire Management GP. As such, Mr. Shisler may be deemed an indirect beneficial owner of securities held by Condire Resource and Condire Alpha.
  
  (2) Calculation is based upon (i) 136,580,233 Shares outstanding as of November 12, 2024, per the Management's Discussion and Analysis for the three and nine months ended September 30, 2024, filed by the Issuer with the SEC on November 13, 2024 and (ii) 1,697,451 Shares issuable upon the exercise of warrants held by Condire Resource and Condire Alpha, which are subject to a "blocker" agreement that limits the combined shareholdings of Condire Resource, Condire Alpha and their affiliates in the Issuer to less than 10% of the then-outstanding common shares of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Osisko Development Corp.
Address of issuer's principal executive offices: 1100 Avenue des Canadiens-de-Montreal, Suite 300, Montreal, Quebec Canada (A8), H3B 2S2
Comment: This Schedule 13D relates to common shares, no par value ("Shares"), of Osisko Development Corp. (the "Issuer") held for the accounts of Condire Resource Master Partnership, LP, a Cayman Islands exempted limited partnership ("Condire Resource"), and Condire Alpha Partners, LP, a Texas limited partnership ("Condire Alpha"). Condire Management, LP, a Texas limited partnership ("Condire Management"), acts as investment manager to, and manages investment and trading accounts of, Condire Resource and Condire Alpha. Condire Management GP Holdings, LLC, a Texas limited liability company ("Condire Management GP"), serves as the general partner of Condire Management, and Ryan E. Schedler and Bradley J. Shisler are the managing members of Condire Management GP. As such, each of Condire Management, Condire Management GP, Mr. Schedler and Mr. Shisler may be deemed indirect beneficial owners of securities held by Condire Resource and Condire Alpha.

## Item 2. Identity and Background
Name of person filing:
Condire Management, LP ("Condire Management")

Condire Management GP Holdings, LLC ("Condire Management GP")

Ryan E. Schedler

Bradley J. Shisler
Residence or business address: 1717 McKinney Ave., Suite 850, Dallas, Texas 75202
Present principal occupation or employment:
The principal business of Condire Management is to serve as an investment adviser and its principal business address is listed above.

The principal business of Condire Management GP is to serve as the general partner of Condire Management and its principal business address is listed above.

Mr. Schedler is a managing member of Condire Management GP. The principal business of Condire Management GP is to serve as the general partner of Condire Management and its principal business address is 1717 McKinney Ave., Suite 850, Dallas, Texas 75202.

Mr. Shisler is a managing member of Condire Management GP. The principal business of Condire Management GP is to serve as the general partner of Condire Management and its principal business address is 1717 McKinney Ave., Suite 850, Dallas, Texas 75202.
Criminal convictions in the last five years: N/A - None
Civil proceedings (securities laws) in the last five years: N/A - None
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On November 12, 2024, Condire Resource acquired 12,000,000 units (each, a "Unit") directly from the Issuer at a price per Unit of $1.80 for an aggregate purchase price of $21,600,000. Each Unit consisted of one Share subject to a 4-month hold restriction and one common Share purchase warrant (each, a "Warrant") entitling the holder thereof to purchase one common Share of the Issuer at a price per share of $3.00, subject to a "blocker" agreement that limits the combined shareholdings of Condire Resource, Condire Alpha and their affiliates in the Issuer to less than 10% of the then-outstanding common shares of the Issuer. Condire Resource financed the purchase price with funds from its working capital.

On November 12, 2024, Condire Resource sold to Condire Alpha, and Condire Alpha purchased from Condire Resource, 575,651 Units at a per Unit price of $1.80 for an aggregate purchase price of $1,036,171.80. Each Unit consisted of one Share subject to a 4-month hold restriction and one Warrant entitling the holder thereof to purchase one common Share of the Issuer at a price per Share of $3.00, subject to a "blocker" agreement that limits the combined shareholdings of Condire Resource, Condire Alpha and their affiliates in the Issuer to less than 10% of the then-outstanding common shares of the Issuer. Condire Alpha financed the purchase price with funds from its working capital.

On November 26, 2024, Condire Resource acquired 4,534 Shares in the open market at a weighted average price per share of $1.7399 for an aggregate purchase price of $7,889. Condire Resource financed the purchase price with funds from its working capital. The range of the price per share paid for each purchase by Condire Resource on November 26, 2024, was $1.735 - $1.74. Each Reporting Person undertakes to provide upon request by the SEC staff full information regarding the number of Shares purchased at each separate price.

On November 26, 2024, Condire Alpha acquired 1,393 Shares in the open market at a weighted average price per share of $1.7399 for an aggregate purchase price of $2,424. Condire Alpha financed the purchase price with funds from its working capital. The range of the price per share paid for each purchase by Condire Alpha on November 26, 2024, was $1.735 - $1.74. Each Reporting Person undertakes to provide upon request by the SEC staff full information regarding the number of Shares purchased at each separate price.

On November 27, 2024, Condire Resource acquired 9,731 Shares in the open market at a weighted average price per share of $1.8384 for an aggregate purchase price of $17,889. Condire Resource financed the purchase price with funds from its working capital. The range of the price per share paid for each purchase by Condire Resource on November 27, 2024, was $1.83 - $1.84. Each Reporting Person undertakes to provide upon request by the SEC staff full information regarding the number of Shares purchased at each separate price.

On January 21, 2025, Condire Resource acquired 14,235 Shares in the open market at a weighted average price per share of $1.6074 for an aggregate purchase price of $22,881. Condire Resource financed the purchase price with funds from its working capital. The range of the price per share paid for each purchase by Condire Resource on January 21, 2025, was $1.60 - $1.61. Each Reporting Person undertakes to provide upon request by the SEC staff full information regarding the number of Shares purchased at each separate price.

On January 21, 2025, Condire Alpha acquired 5,117 Shares in the open market at a weighted average price per share of $1.6074 for an aggregate purchase price of $8,225. Condire Alpha financed the purchase price with funds from its working capital. The range of the price per share paid for each purchase by Condire Alpha on January 21, 2025, was $1.60 - $1.61. Each Reporting Person undertakes to provide upon request by the SEC staff full information regarding the number of Shares purchased at each separate price.

On January 23, 2025, Condire Alpha acquired 2,600 Shares in the open market at a weighted average price per share of $1.5800 for an aggregate purchase price of $4,108. Condire Alpha financed the purchase price with funds from its working capital. The range of the price per share paid for each purchase by Condire Alpha on January 23, 2025, was $1.575 - $1.58. Each Reporting Person undertakes to provide upon request by the SEC staff full information regarding the number of Shares purchased at each separate price.

On January 27, 2025, Condire Alpha acquired 43,300 Shares in the open market at a weighted average price per share of $1.5248 for an aggregate purchase price of $66,024. Condire Alpha financed the purchase price with funds from its working capital. The range of the price per share paid for each purchase by Condire Alpha on January 27, 2025, was $1.52 - $1.53. Each Reporting Person undertakes to provide upon request by the SEC staff full information regarding the number of Shares purchased at each separate price.

On January 29, 2025, Condire Alpha acquired 28,648 Shares in the open market at a weighted average price per share of $1.5546 for an aggregate purchase price of $44,533. Condire Alpha financed the purchase price with funds from its working capital. The range of the price per share paid for each purchase by Condire Alpha on January 29, 2025, was $1.54 - $1.56. Each Reporting Person undertakes to provide upon request by the SEC staff full information regarding the number of Shares purchased at each separate price.

On January 30, 2025, Condire Alpha acquired 2,513 Shares in the open market at a price per share of $1.5700 for an aggregate purchase price of $3,945. Condire Alpha financed the purchase price with funds from its working capital.

On January 31, 2025, Condire Alpha acquired 4,418 Shares in the open market at a price per share of $1.5700 for an aggregate purchase price of $6,936. Condire Alpha financed the purchase price with funds from its working capital.

## Item 4. Purpose of Transaction
Purpose of transaction: The securities covered by this Schedule 13D were acquired for investment purposes. In connection with the transactions on November 12, 2024 described in Item 3 above, the Issuer and the Reporting Persons agreed to find a mutually agreeable addition to the Issuer's Board of Directors or, alternatively, a Board observer. The Issuer and the Reporting Persons have agreed on an independent appointee, who is unaffiliated with and does not report to any of the Reporting Persons. The Reporting Persons have no further rights or agreement with respect to such appointee or any other appointments, and the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional Shares or other securities of the Issuer, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the cover pages of this Schedule 13D is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in the cover pages of this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as otherwise disclosed in Item 3 above, which is incorporated herein by reference, none of the Reporting Persons, nor, to the best of the Reporting Persons' knowledge, any of their respective executive officers or directors, as applicable, has acquired or disposed of, any securities of the Issuer from the 60 days prior to the date of the event which requires the filing of this statement up through the date hereof.
Other persons with the right to receive dividends or sale proceeds: Except as set forth herein, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons entered into a Joint Filing Agreement (the "Joint Filing Agreement") with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto. The foregoing description of the Joint Filing Agreement does not purport to be complete and is qualified in its entirety by the contents of the Joint Filing Agreement, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Condire Resource and Condire Alpha each hold Warrants to purchase Shares that are governed by a Warrant Indenture dated October 1, 2024 by and between the Issuer and TSX Trust Company, as warrant agent, as the same has been and may be supplemented or amended from time to time. Pursuant to the terms of a warrant indenture (the "Warrant Indenture"), the warrants held by Condire Resource and Condire Alpha are exercisable for an aggregate amount of 12,000,000 Shares at an exercise price of $3.00 per Share until October 1, 2029, subject to a "blocker" agreement (the "Blocker Agreement") that limits the combined shareholdings of Condire Resource, Condire Alpha and their affiliates in the Issuer to less than 10% of the then-outstanding common shares of the Issuer. The foregoing descriptions of the Warrant Indenture and Blocker Agreement do not purport to be complete and are qualified in their entirety by the contents of the Warrant Indenture and Blocker Agreement, respectively, copies of which are each attached hereto as Exhibit B and Exhibit C and are incorporated herein by reference.

Except as described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 or, to the best of the Reporting Persons' knowledge, between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Joint Filing Agreement
Exhibit B - Warrant Indenture
Exhibit C - Blocker Agreement

## Signatures
- Condire Management, LP: /s/ Ryan E. Schedler, Ryan E. Schedler, Managing Member of Condire Management GP Holdings, LLC, the General Partner of Condire Management, LP (02/04/2025)
- Condire Management GP Holdings, LLC: /s/ Ryan E. Schedler, Ryan E. Schedler, Managing Member (02/04/2025)
- Ryan E. Schedler: /s/ Ryan E. Schedler, Ryan E. Schedler (02/04/2025)
- Bradley J. Shisler: /s/ Bradley J. Shisler, Bradley J. Shisler (02/04/2025)